FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

GENERAL ORDINARY SHAREHOLDERS’ MEETING

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DECEMBER 15, 2009

10:00 AM

I. Submission, discussion and, as the case may be, ratification of the appointment of a Provisional Director. Resolutions related thereto.

First. The resignation tendered by Mr. Eric D. Boyer as an Independent Director is hereby accepted. The Meeting thanks him for diligently performing his duties and releases him from any further liability.

Second. The appointment of Mr. Michael Bowling is hereby ratified by the Board of Directors according to the terms of Article 24 of the Mexican Securities Law and Clause 31 of the by-laws of the Company. Mr. Bowling is hereby appointed as an Independent Member of the Board of Directors and entrusted to perform such duties as of this date and until the date in which he is substituted or resigns.

Third. It is hereby confirmed that this Meeting evaluated the Independence of the Independent Director, who is hereby ratified and considers him suitable to perform his duties without any conflict of interest and without being subject to personal, property or financial interests pursuant to Article 26 of the Mexican Securities Law.

I. Discussion and, as the case may be, appointment of a Director. Resolutions related thereto.

First. Mr. Louis C. Camilleri is hereby appointed as an Independent Director of the Board of Directors of the Company and entrusted to perform such duties as of this date and until the date in which he is substituted or resigns.

Second. It is hereby confirmed that this Meeting evaluated the Independence of the Independent Director, who is hereby ratified and considers him suitable to perform his duties without any conflict of interest and without being subject to personal, property or financial interests pursuant to Article 26 of the Mexican Securities Law.

Third. It is hereby confirmed that the remainder of the Board of Directors of the Company has not changed.

Fourth. By virtue of the resolutions above, the Board of Directors of the Company will be comprised as follows:

BOARD OF DIRECTORS

NON INDEPENDENT DIRECTORS

Carlos Slim Domit.- Chairman

Jaime Chico Pardo

Arturo Elías Ayub

Oscar Von Hauske Solís

INDEPENDENT DIRECTORS

Laura Diez Barroso Azcárraga de Laviada

Roberto Kriete Ávila

Jorge Andrés Saieh Guzmán

Fernando Solana Morales

Antonio del Valle Ruiz

Michael Bowling

Rayford Wilkins Jr.

Louis C. Camilleri

INDEPENDENT DIRECTOR ELECTED BY SERIES “L” SHAREHOLDERS

Francisco Medina Chávez

It is hereby ratified that the Independent Directors are persons with experience, skill and professional prestige according to the requirements provided by the applicable legal provisions.

III. Report regarding compliance with the obligation established by Article 86, subsection XX of the Income Tax Law. Resolutions related thereto.

Sole. The tax report for the corporate year concluding December 31, 2008 of the Company has been submitted in compliance with Article 86, subsection XX of the Income Tax Law.

IV. Designation of delegates to carry out and formalize the resolutions adopted by the Meeting. Resolutions related thereto.

Sole. The following persons are hereby designated as delegates of this Meeting: Carlos Slim Domit, Oscar Von Hauske Solís, Gonzalo Lira Coria, Eduardo Alvarez Ramírez de Arellano and Verónica Ramírez Villela, said delegates will have the most extensive authorities so that together or separately they may (i) carry out acts of any kind that are necessary or advisable to execute the resolutions adopted by this Meeting; (ii) issue authenticated copies of these minutes, as may be required; (iii) appear before the notary public of their choice to formalize the minutes of these Meeting and so they may in person or through their representative submit the corresponding filings in the Public Registry of Commerce; (iv) if applicable, amend the text of these minutes as required by the competent authorities; and, in general (v) carry out any other acts or filings that are necessary so that these resolutions taken by the Meeting are properly and totally formalized and executed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. TELMEX INTERNATIONAL SHAREHOLDERS' MEETING RESOLUTIONS SUMMARY, December 15, 2009